Exhibit 21.1
SUBSIDIARIES OF MOLIRIS CORP.

Name of Subsidiary	Domicile of Subsidiary	Names Under Which Doing Business
Digifonica (International) Limited	Gibraltar

Digifonica Intellectual Properties Limited	Gibraltar

Digifonica Canada Limited	Canada

Shenzen Sino-Can Inter- Communication Technology Limited	Peoples Republic of China

Moliris Packaging Corp.	Texas

Moliris Corp.	Texas